SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated July 20, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.


Date: July 20, 2001           Mr. Gerry A. Racicot
                                    President

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News Release                                               For Immediate Release
                                                                   July 20, 2001

                             Eiger Technology, Inc.
          Announces Proposed Sale of ADH Custom Metal Fabricators Inc.

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Corporate Strategy      Eiger Technology, Inc. ("Eiger") (TSE:AXA, NASDAQ:ETIFF)
                        is pleased to announce that it has signed a letter of
                        intent to sell its wholly owned subsidiary, ADH Custom
                        Metal Fabricators, Inc. ("ADH") to Ravenhead Recovery
                        Corporation ("Ravenhead") (CDNX: RHR). This proposed
                        transaction is expected to permit Eiger to capitalize on
                        its investment by increasing management strength,
                        investment liquidity and capital strength.
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Proposed                Eiger is announcing that it has entered into a letter of
Transaction             intent to sell all of the issued and outstanding shares
                        of ADH (a wholly owned subsidiary of Eiger) for aggregate consideration of $2,850,000 to be satisfied by the issuance of 1,500,000 shares of Ravenhead at a deemed price of $0.35 per share (following a one-for-five consolidation which is to occur in connection with the proposed transaction), the issuance of a 4% convertible debenture, convertible at the discretion of Eiger at $0.35 per share on any unpaid balance, in the aggregate principal amount of $2,075,000 and the issuance of a demand note of $250,000.

                        ADH operates a light gauge metal fabrication facility, which produces transformer housings, kiosks, point of purchase display units and electronic data rack systems. The facility comprises approximately 50,000 square feet, houses computer-operated fabrication equipment and is located in Stratford, Ontario.

                        Finalization of the transaction as contemplated by the
                        agreement is subject to the satisfaction of a number of
                        conditions, including each company completing requisite
                        due diligence and obtaining final board and regulatory
                        approvals.
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Control of the          On completion of the transaction, Eiger, a public
Company                 company, which is currently, the sole shareholder of ADH
                        will hold 1,500,000 Common Shares, representing
                        approximately 23% of the issued and outstanding common
                        shares of Ravenhead. In addition, through the $2,075,000
                        convertible debenture, Eiger Company will hold 60% of
                        the fully diluted shares of Ravenhead.
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Shares for Debt         Immediately prior to the closing of the transaction, the
Settlement              parties contemplate that Ravenhead will complete a
                        shares for debt settlement in order to eliminate the
                        majority of its outstanding debts, issuing approximately
                        4,000,000 post-consolidation shares of Ravenhead at a
                        deemed price of $0.35 per share.
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Consolidation and       In conjunction with the transaction, subject to the
Name Change             public distribution requirements of the Exchange,
                        Ravenhead intends to consolidate its issued and
                        outstanding share capital on the basis of one new common
                        share for each five common shares presently issued and
                        outstanding. At present, Ravenhead has issued and
                        outstanding an aggregate of 4,497,846 common shares and,
                        after giving effect to the consolidation,
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                                       2


                        will have issued and outstanding approximately 899,569
                        common shares.
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Management              Ravenhead through ADH, intends to engage Glenn Leduc and
Agreements              James Aikens as officers of the Company under new
                        management agreements. Ravenhead also intends to grant
                        options to acquire not less than 450,000 common shares
                        of Ravenhead at a post-consolidation exercise price of
                        $0.35 to certain of the directors, officers and
                        employees of these Companies.
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Pro Forma Share         Assuming the successful completion of the proposed
Capital                 one-for-five consolidation, the shares for debt
                        issuances and the acquisition, Ravenhead would have
                        issued and outstanding an aggregate of approximately
                        6,400,000 common shares and would have reserved for
                        issuance up to 450,000 common shares on exercise of
                        outstanding stock options.
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Management of           The new Board of Directors and management of Ravenhead
the Company             will be made up of Messrs. Glenn Leduc, James K. Aikens,
                        Gerry A. Racicot and Keith Attoe.

                        Glenn R. Leduc, CA, President

                        Mr. Leduc has enjoyed a career of outstanding success as a senior executive within a multi-national, high-tech environment. He has built invaluable high-level contacts, experience and international skills while serving in senior general management, sales and financial management roles. He is an experienced speaker and fluent in French and English.

                        Most recently Mr. Leduc was CFO of Positron Inc., a fast-growing private company involved in the manufacture and sales of public safety telecommunications systems and integrated electronic components, before relocating from London, UK where he was Chief Financial Officer of a multi-national industrial enterprise, Avdel Textron, dealing with operations in 12 countries on 4 continents. Prior to this Mr. Leduc was Executive Vice President of Bell Helicopter, Textron's Canadian operations. He was responsible for all administrative aspects of the business from finance and sales, to program management and public relations. As Bell's senior Canadian executive, Mr. Leduc gained invaluable experience while interfacing with chief executives, senior government decision-makers and military brass on 3 continents.

                        In a prior capacity as Senior Vice President, Administration, Mr. Leduc helped usher in a new era for Bell when he lead a team of 30 professionals in negotiating the largest commercial helicopter deal in the company's history, valued at over $1 billion. This transaction alone provided three (3) years of steady employment for Bell and Mr. Leduc accomplished this feat in record time while exceeding profit expectations. During his tenure, Mr. Leduc's outstanding leadership and management qualities were recognized for propelling the Canadian facility volumes from under $1 million to over $700 million and for doubling profit margins at Bell.

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                                       3


                        James K. Aikens, Director and Officer

                        An executive, entrepreneur, and marketing professional with a proven track record of leadership and success. Employing his strategic planning, team building, management and negotiation skills, Mr. Aikens has been instrumental in the development of many successful projects.

                        Over the past 20 years, Mr. Aikens has developed strategic business plans and marketing strategies in addition to assisting numerous enterprises with early stage financing. One of Mr. Aikens' main focuses, during the last 15 years, was the development of a premier Canadian tax consultancy. He recently sold this company to his partner.

                        Mr. Aikens currently holds board positions with several enterprises, including: Associated Independent Family Funeral Homes (an industry buying group), the Family Funeral Home Association (a non-profit lobby organization) and Active Mountain Entertainment Corporation (a land development and entertainment producer).

                        Gerry A. Racicot, Director

                        Mr. Racicot is the President and director of Eiger Technology, Inc. for the past 10 years. Mr. Racicot has a long career in administration and management. His experience has been as an investment account executive and in corporate finance.

                        Keith Attoe, Director

                        Mr. Attoe is the Chief Financial Officer, secretary and
                        director of Eiger Technology, Inc. for the past 6 years.
                        He has experience in corporate financing, project
                        financing, portfolio management US/Canada tax planning,
                        investment strategy and treasury management.
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Additional              Management intends that the above transaction will
Conditions and Risk     constitute a reorganization of Ravenhead under the rules
Factors                 of the Exchange that will satisfy the minimum listing
                        requirements of the Exchange. However, completion of the transaction is subject to a number of conditions, including but not limited to, an Exchange acceptance and requisite shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

                        Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with this transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Ravenhead should be considered highly speculative.
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                                       4


Company Info            Eiger Technology, Inc. is headquartered in Toronto,
                        Ontario. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger
                        Technology, Inc's website at www.eigertechnology.com\

Further Information     For more information, please contact:

                        Roland Austrup, Vice President
                        Eiger Technology, Inc.
                        (416) 216-8659

                                      -30-

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.